08000970

# Reliance
Industries Limited

File No.82-3300

SUPPL

February 14, 2008

**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 41 | February 14, 2008 | Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter ended December 31, 2007 |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram:-'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

# Reliance
Industries Limited

February 14, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code: 500325**
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sir,

Sub: **Limited Review Report**

In continuation of our letter dated January 17, 2008, enclosing the Unaudited Financial Results of the Company for the quarter ended December 31, 2007, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

## Limited Review Report

Board of Directors
Reliance Industries Limited

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter/nine months ended 31st December, 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Attention is invited to note 6 regarding accounting for exchange differences on amounts borrowed for acquisition of fixed assets.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

**Rajesh Chaturvedi**
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

**A. Siddharth**
Partner

For **Rajendra & Co.,**
Chartered Accountants

**A. R. Shah**
Partner

Mumbai, dated 17th January, 2008

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Name of the Company: Reliance Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2007

(Rs. in crores, except per share data)

| Sr. No. | Particulars | Quarter Ended 31st December | | Nine Months Ended 31st December | | Year Ended 31st March |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 | 2007 (Audited) |
| 1. | Turnover | 35,880 | 29,753 | 100,572 | 89,078 | 118,354 |
| | Less: Excise Duty / Service Tax Recovered | 1,290 | 1,558 | 4,415 | 4,833 | 6,661 |
| 2. | **Net Turnover** | **34,590** | **28,195** | **96,157** | **84,245** | **111,693** |
| 3. | Other Income | 241 | 120 | 606 | 353 | 478 |
| 4. | **Total Income** | **34,831** | **28,315** | **96,763** | **84,598** | **112,171** |
| 5. | a) (Increase) / decrease in stock in trade / work in progress | 677 | 1,036 | 635 | (393) | (655) |
| | b) Consumption of raw materials | 23,593 | 18,323 | 64,639 | 58,666 | 76,872 |
| | c) Purchases | 1,568 | 110 | 4,806 | 639 | 1,821 |
| | d) Staff cost | 577 | 504 | 1,544 | 1,553 | 2,094 |
| | e) Depreciation | 1,213 | 1,274 | 3,467 | 3,588 | 4,815 |
| | f) Other expenditure | 2,342 | 3,042 | 7,246 | 8,903 | 11,515 |
| | **Total Expenditure** | **29,970** | **24,289** | **82,337** | **72,956** | **96,462** |
| 6. | Interest and Finance Charges | 253 | 306 | 805 | 901 | 1,189 |
| 7. | Exceptional item | 4,733 | | 4,733 | | |
| 8. | **Profit before tax** | **9,341** | **3,720** | **18,354** | **10,741** | **14,520** |
| 9. | Provision for Current Tax [including Fringe Benefit tax] | 1,063 | 437 | 2,107 | 1,235 | 1,657 |
| 10. | Provision for Deferred Tax | 199 | 202 | 701 | 719 | 920 |
| 11. | **Net Profit after tax** | **8,079** | **3,081** | **15,546** | **8,787** | **11,943** |
| 12. | **Net Profit after tax [excluding effect of exceptional item]** | **3,882** | **3,081** | **11,349** | **8,787** | **11,943** |
| 13. | Paid up Equity Share Capital, Equity Shares of Rs. 10/- each. | 1,454 | 1,394 | 1,454 | 1,394 | 1,394 |
| 14. | Equity Share suspense [Refer Note 2] | | 60 | | 60 | 60 |
| 15. | Reserves excluding revaluation reserves | | | | | **59,862** |
| 16. | **Earnings per share (Face value of Rs. 10)** | | | | | |
| | Basic | 55.6 | 21.2 | 106.9 | 60.5 | 82.2 |
| | Diluted | 55.6 | 21.2 | 106.9 | 60.5 | 82.2 |
| 17. | **Earnings per share (Face value of Rs. 10) [excluding exceptional item]** | | | | | |
| | Basic | 26.7 | 21.2 | 78.1 | 60.5 | 82.2 |
| | Diluted | 26.7 | 21.2 | 78.1 | 60.5 | 82.2 |
| 18. | **Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]** | | | | | |
| | - Number of Shares (in crores) | | | 71.18 | 68.81 | 68.31 |
| | - Percentage of Shareholding (%) | | | 48.97 | 49.38 | 49.02 |

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

**Notes:**

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, 6,01,40,560 equity shares of Rs 10/- each were allotted to shareholders of erstwhile IPCL on 13th October 2007. In view thereof, the figures for the quarter and nine months ended 31st December 2006 have been restated.

3. Exceptional item represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.

4. The Company has reserved issuance of 6,96,75,402 equity shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. During the period ended 31st December 2007, the Company has further granted 10,35,000 options as per the terms of the ESOS. The options would vest over a period of 7 years from the date of grant based on specified criteria.

5. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,332 crore (US$ 338 million) for the nine months period and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

6. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the nine months would have been higher by Rs. 514 crore (US$ 130 million).

7. During the quarter Reliance Digital Retail Limited, Reliance Brands Private Limited, Reliance Wellness Limited, Reliance Footprint Limited, Reliance Integrated Agri Solutions Private Limited, Reliance Trends Limited, Reliance Lifestyle Holdings Private Limited, Reliance Universal Ventures Private Limited, Reliance AutoZone Private Limited, Strategic Manpower Solutions Private Limited, Reliance Gems and Jewels Limited, Delight Proteins Private Limited, Reliance F&B Services Private Limited, Reliance Agri Products Distribution Private Limited, Reliance Leisures Private Limited, Reliance Retail Securities and Broking Company Private Limited, Reliance Home Store Private Limited, Reliance Trade Services Centre Private Limited, Reliance Food Processing Solutions Private Limited, Reliance Supply Chain Solutions Private Limited, Reliance Digital Media Private Limited, Reliance Loyalty & Analytics Private Limited have become subsidiaries of the Company.

8. Provision for Current Tax for the nine months period includes provision for Fringe Benefit Tax of Rs 29 crore (US$ 7 million).

9. There were no investors' complaints pending as on 1st October 2007. All the 1,751 complaints received during the last quarter were resolved and no complaints were outstanding as on 31st December 2007.

10. The audit committee reviewed the above results. The Board of Directors at its meeting held on 17th January 2008 approved the above results and its release.

11. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter and nine months period ended 31st December 2007.

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

## UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2007

Rs Crores

| | | Quarter Ended 31st December | | | | Nine Months Ended 31st December | | | | Year ended 31st March | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2007 | | 2006 | | 2007 | | 2006 | | 2007 (Audited) | |
| 1. | Segment Revenue | | | | | | | | | | |
| | - Petrochemicals | 12,706 | | 13,145 | | 38,380 | | 37,799 | | 50,371 | |
| | - Refining | 26,154 | | 20,870 | | 72,057 | | 64,907 | | 85,932 | |
| | - Others | 919 | | 634 | | 2,310 | | 1,719 | | 2,380 | |
| | **Gross Turnover (Turnover and Inter Divisional Transfers)** | **39,779** | | **34,649** | | **113,247** | | **104,425** | | **138,683** | |
| | Less: Inter Segment Transfers | 3,899 | | 4,896 | | 12,675 | | 15,347 | | 20,329 | |
| | **Turnover** | **35,880** | | **29,753** | | **100,572** | | **89,078** | | **118,354** | |
| | Less: Excise Duty Recovered on Sales | 1,290 | | 1,558 | | 4,415 | | 4,833 | | 6,661 | |
| | **Net Turnover** | | **34,590** | | **28,195** | | **96,157** | | **84,245** | | **111,693** |
| 2. | **Segment Results** | | | | | | | | | | |
| | - Petrochemicals | 1,778 | | 1,788 | | 5,648 | | 5,196 | | 6,577 | |
| | - Refining | 2,614 | | 1,925 | | 7,492 | | 5,449 | | 7,724 | |
| | - Others | 396 | | 364 | | 1,087 | | 1,013 | | 1,335 | |
| | **Total Segment Profit before Interest and Tax** | | **4,788** | | **4,077** | | **14,227** | | **11,658** | | **15,636** |
| | (i) Interest Expense | | (253) | | (306) | | (805) | | (901) | | (1,189) |
| | (ii) Interest Income | | 141 | | 72 | | 414 | | 222 | | 277 |
| | (iii) Other Un-allocable Income Net of Expenditure | | (68) | | (123) | | (215) | | (238) | | (204) |
| | (iv) Exceptional Item | | 4,733 | | | | 4,733 | | | | |
| | **Profit before Tax** | | **9,341** | | **3,720** | | **18,354** | | **10,741** | | **14,520** |
| | (i) Provision for Current Tax | | (1,063) | | (437) | | (2,107) | | (1,235) | | (1,657) |
| | (ii) Provision for Deferred Tax | | (199) | | (202) | | (701) | | (719) | | (920) |
| | **Profit after Tax** | | **8,079** | | **3,081** | | **15,546** | | **8,787** | | **11,943** |
| | **Profit after Tax** [excluding effect of exceptional item] | | **3.882** | | **3,081** | | **11,349** | | **8,787** | | **11,943** |
| 3. | **Capital Employed (Segment Assets – Segment Liabilities)** | | | | | | | | | | |
| | - Petrochemicals | | 30,519 | | 32,951 | | 30, 519 | | 32,951 | | 32,127 |
| | - Refining | | 40,582 | | 40,369 | | 40,582 | | 40,369 | | 38,726 |
| | - Others | | 28,988 | | 8,951 | | 28,988 | | 8,951 | | 15,634 |
| | - Unallocated Corporate | | 18,984 | | 11,490 | | 18,984 | | 11,490 | | 12,288 |
| | **Total Capital Employed** | | **119,073** | | **93,761** | | **119,073** | | **93,761** | | **98,775** |

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

## Notes to Segment Information for the Quarter / Nine Months Ended 31st December 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile
      - Retail business
      - SEZ development

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

**For Reliance Industries Limited**

**Mukesh D Ambani**
**Chairman & Managing Director**

**January 17, 2008**

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

END